Exhibit #99.1

FOR IMMEDIATE RELEASE

MAJOR HOSPITAL IN CHINA PURCHASES VISIUS SURGICAL THEATRE

-- Hospital Expansion Will Highlight Advanced Intraoperative Imaging Suite –

Winnipeg, Manitoba, March 29, 2012 -- IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced the purchase of a VISIUS Surgical TheatreTM by the First Affiliated Hospital of Zhengzhou University in Zhengzhou City, Henan Province in central China. Zhengzhou University Hospital is one of the largest hospitals in China, with a neurosurgical department ranked in the top 15 in the country.

Kan Quancheng, President of Zhengzhou University Hospital said: “We believe the VISIUS Surgical Theatre is the essential, leading-edge technology that will take us to the next level of research and clinical practice, especially in Neurosurgery. We are looking forward to working with IMRIS to achieve our goals”. Considering the research opportunities, Cheng Jingliang, Chief Radiologist, added: “Not only the ideal solution for Neurosurgery, “The VISIUS Surgical Theatre will provide us with the best available technology platform for new research in the field of intraoperative MR imaging”.

The VISIUS Surgical Theatre at Zhengzhou University Hospital features a high-field (3 Tesla) MR scanner that travels on demand on ceiling-mounted rails into a state-of-the-art neurosurgical OR for imaging without ever moving the patient. When not needed for intraoperative imaging, the scanner remains in the diagnostic room where it can be used for inpatient and outpatient imaging. With integrated technologies and control systems for imaging, patient-handling and information management, the VISIUS Surgical Theatre will provide unmatched intraoperative vision to the surgeons at Zhengzhou University Hospital, assist their surgical decision-making and enhance precision in their treatment of patients.

Ke Ning, Vice President and General Manager for IMRIS China, commented on the purchase: “It is an honor to be selected by Zhengzhou University Hospital and to be part of the growth of such an important hospital in China”. David Graves, CEO IMRIS, added: “This is our third project in China, and it serves as a reflection of our commitment to this market and our performance as a global provider of image guided therapy solutions”.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com